

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-mail
John C. Popeo
Treasurer and Chief Financial Officer
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

     Re: Select Income REIT
            Form 10-K for fiscal year ended December 31, 2012
            Filed February 25, 2013
            File No. 1-35442

Dear Mr. Popeo:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.   In future Exchange Act periodic reports, please address the relative impact of occupancy and rent rate changes with respect to your comparable properties.

2.   In future Exchange Act periodic reports, please include a comparison of rents on new and renewed leases to prior rent, based on effective rent.

3.   We note from your disclosure at the top of page 54 that you monitor tenant credit quality. In future Exchange Act periodic reports, please disclose any material changes in tenant credit quality that would constitute a trend under Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 60

Related Person Transactions, page 64

4.   Please substantiate your statement that you believe your agreements with RMR, CWH, and AIC are on commercially reasonable terms, and that such relationships provide you with competitive advantages in operating and growing your business.

Item 9B. Other Information, page 69

5.   We note the bylaws were revised on February 21, 2013 to include a shareholder arbitration provision. Please provide us an analysis as to how this provision, when applied to claims related to the federal securities laws, is consistent with Section 14 of the Securities Act. The analysis should include a discussion of procedural protections, substantive remedies and Commission oversight.

Signatures

6.   In future Exchange Act periodic reports, please revise to clarify that David M. Blackman is your principal executive officer. Please refer to General Instruction D(2)(a) of Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Adviser at 202.551.3758 or Angela McHale, Senior Counsel at 202.551.3402 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant